August 5, 2015	News Release 15–15

SILVER STANDARD ANNOUNCES CLOSING OF NEW $75 MILLION REVOLVING CREDIT FACILITY

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) is pleased to announce the closing of a new $75 million senior secured revolving credit facility (the “Credit Facility”).

Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on the Company’s net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin. The term of the Credit Facility is three years. All debts, liabilities and obligations under the Credit Facility are guaranteed by the Company’s material subsidiaries and secured by assets of the Company, certain of the material subsidiaries, and the pledges of material subsidiaries. The Credit Facility may be used by the Company for reclamation bonding, working capital and other general corporate purposes.

“The Credit Facility enhances our already strong balance sheet and provides flexibility to execute on our growth strategy,” said Paul Benson, President and CEO. “The added financial capacity is underpinned by the strength of our operations and maintains our attractive share capital structure for shareholder value.”

The Canadian Imperial Bank of Commerce acted as the sole lead arranger, sole bookrunner and as administrative agent in connection with the Credit Facility. The other syndicate lenders include the Bank of Nova Scotia and the Bank of Montreal.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things the anticipated use of proceeds from the credit facility. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. See the various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
All figures in this news release are in U.S. dollars unless otherwise noted.